UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012.

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 25, 2012	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance

BANCOLOMBIA S.A. ANNOUNCES APPROVAL OF THE “REGLAMENTO DEL PROGRAMA DE EMISIÓN Y COLOCACIÓN DE BONOS ORDINARIOS Y BONOS SUBORDINADOS” (THE “TERMS OF THE SENIOR NOTES AND SUBORDINATED NOTES”)

Medellin, Colombia, June 25, 2012

Today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) approved the “Reglamento del Programa de Emisión y Colocación de Bonos Ordinarios y Bonos Subordinados” (the “Terms of the Senior Notes and Subordinated Notes”) for the issuance of up to an aggregate principal amount of COP 3,000,000,000,000.00 (approximately USD 1,675,000,000) of notes that was authorized on May 28, 2012.

Pursuant to the approved Terms of the Senior and Subordinated Notes:

•	The Senior Notes and Subordinated Notes may be offered in Colombia, in one or more issuances up to the aggregate principal amount, and may be placed in one or more issuances of one or more tranches.
•	The Senior Notes may have a term between 18 months and 40 years from the issuance date, as indicated in the respective notice of public offering.
•	The Subordinated Notes may have a term between 5 and 40 years from the issuance date, as indicated in the respective notice of public offering.
•	Each series shall be divided into subseries according to the maturity date, so that the letter corresponding to each respective series shall indicate the corresponding redemption period.
•	The maximum interest rate of the Senior Notes and Subordinated Notes will be determined by the Legal Representative of Bancolombia S.A. and will be published in the respective notice of public offering of each issuance and shall reflect prevailing market conditions at the time of the offering in accordance with the terms of the issuance program.

The proceeds from the offerings will be used in furtherance of the Bank's corporate objective, which includes advancing the commercial objectives of the bank, subject to applicable legal provisions.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837